May 9, 2013

VIA EDGAR AND E-MAIL

Era Anagnosti

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	PGT, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed April 30, 2013

Amendment No. 2 to Registration Statement on Form S-3

Filed May 3, 2013

File No. 333-187481

Dear Ms. Anagnosti:

On behalf of PGT, Inc. (the “Company” or “PGT”), we hereby supplementally submit responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing (as amended, the “Registration Statement”) as set forth in your letter dated May 7, 2013 (the “Comment Letter”). Today, the Company electronically filed Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. The Company’s response immediately follows each comment.

May 9, 2013

Selling Stockholders, page 5

1. If known, please disclose whether each of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If you determine that the selling stockholder is a broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter unless such selling stockholder received its securities as compensation for its services. If the selling stockholder is an affiliate of a broker-dealer, please disclose, if true, that the selling stockholder acquired its shares in the ordinary course of business. If such statement is not true, you must indicate that the selling stockholder is an underwriter. In this regard, we note that the selling stockholder appears to be identified in both the legal opinion filed as Exhibit 5.1 to the registration statement and your press release dated March 25, 2013.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 3 to disclose that the selling stockholder is not a broker-dealer or an affiliate of a broker-dealer. See page 5. All required information with respect to the selling stockholder will be included by the Company in the prospectus supplement pursuant to Rule 430(b).

2. We note your response to comment three of our letter dated April 15, 2013. Please further elaborate on the initial transactions in which the selling stockholders received the securities covered by the registration statement to clearly identify each initial offering transaction the securities being registered for resale were sold. In this regard, we also note that the legal opinion filed as Exhibit 5.1 refers to certain board resolutions dated June 5, 2006; however, your disclosure here does not identify a 2006 transaction pursuant to which shares may have been issued. For additional guidance, please refer to Securities Act Rule 430B(b)(2)(iii). Additionally, we note your statement that each of the initial transactions was either a registered public offering or exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. For any securities offered and sold in a registered transaction, please tell us why you are now registering the resale of such securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 3 to clearly describe each transaction in which the selling stockholder received securities covered by the Registration Statement. See page 5. The Company supplementally advises you that the June 8, 2006 resolutions related to a reverse stock split effected prior to the Company’s initial public offering. The Company is registering for resale the securities offered and sold in registered transactions because the securities are currently owned by an affiliate of the Company.

May 9, 2013

Please direct any comments or questions regarding these matters to the undersigned at (302) 651-3090. Facsimile transmissions to the undersigned may be sent to (302) 434-3090.

Sincerely yours,

/s/ Robert B. Pincus

Robert B. Pincus

cc:	Jessica Dickerson, Esq. (via e-mail) Mario Ferrucci III, Esq. (via e-mail) Jeffrey T. Jackson (via e-mail)